FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 26, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] (further – issuer) Board of Directors approved on 10/21/2005 the Decision on additional issue of bonds and decided to place the additional issue of bonds on the following conditions:

1. Sort, category (type), and series of bonds

Documented, interest bearing, non-convertible, payable to bearer, 02 series bonds

2. Instructions for obligatory centralized storage

Obligatory centralized storage

3. Par value of each bond

1 000 (one thousand) rubles

4. Number of bonds in the issue

3 000 000 (three million)

5. Method of placement

Public subscription

6. Placement period and procedure

Placement start date or procedure for determining it:

The start date of placement of the issue will be specified by the authorized executive body of the issuer (Board of Directors) and will be brought to the attention of all interested parties in the manner set forth in governing Russian legislation and in article 11 of the Decision on bonds issue and article 2.9 of the Booklet of bonds.  At the same time the start date of placement of issue could not be earlier than two weeks after the date of promulgation of the decision on state registration of the issue according to the Russian legislation and article 11 of the Decision on bonds issue and article 2.9 of Booklet of bonds. The specified two weeks period will be estimated from the date of publication of the decision on state registration of the bonds issue in newspaper “Moskovskaya Pravda”.

The start date of placement of the issue, specified by the authorized executive body of the issuer (Board of Directors), can be changed by this body decision, provided with observance of claims on disclosure of the information regarding the start date of issue’s placement, specified by the Russian legislation, Decision on bonds issue and Booklet of bonds.

Placement end date or procedure for determining it:

The placement end date is one of the earlier:

a)              the 10th working day from the placement start date

b)             the placement date of the last bond in the issue.

At the same time the placement end date could not be later than one year from the date of the state registration of the bonds issue

Other terms of placement of bonds, specified in the Decision on bonds issue:

1. The bond’s revenue payment is stipulated in the form of interest rate payment from the nominal value of bond.

2. Bonds retirement date is the 1820 (one thousand twentieth) day from the placement start day. The start and the end retirement days of the bonds contemporize.

3.  Retirement of bonds and revenue payment will be executed by the payment agent on behalf and at expenses of the issuer by cashless settlement in Russian rubles. If the bond retirement day will fall on a holiday, whether it is national holiday, or non operational day, the payment should be made on the first following working day. In that case the bondholder has no right to demand to add the interest or to provide any other compensation for such delay in payment. Pre-term bond retirement is unforeseen. On the bond retirement date the payment agent transfers the required monetary funds on the account of persons, empowered to receive bonds retirement sums in favor of bondholders.

In case if the person is empowered by several bondholders to receive retirement sums from bonds of the 02 series, the payments to these empowered person should be made without division of the sums due to such holders.

4. The issuer undertakes to disclose information after each phase of bonds issue process

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A.Anisimov
	Name:	Dmitry A.Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: October 26, 2005